Exhibit 99.4

AVRICORE HEALTH INC.

NOTICE OF MEETING

February 12, 2021

To:All Canadian Securities Regulatory Authorities

Re:Avricore Health Inc. (the “Company”)

Annual General & Special Meeting of Shareholders

In connection with section 2.2 of National Instrument 54-101, we wish to advise you of the following information with respect to the Company’s upcoming Meeting of shareholders:

Issuer:AVRICORE HEALTH INC.

Meeting Type:Annual General & Special Meeting

ISIN:CA0545211090

CUSIP:054521109

Meeting Date:Friday, April 16, 2021

Record date for Notice:Friday, March 12, 2021

Record date for Voting:Friday, March 12, 2021

Beneficial Ownership Determination Date:Friday, March 12, 2021

Class of securities entitled to receive notice:COMMON SHARES

Class of securities entitled to vote:COMMON SHARES

Issuer sending proxy related materials directly to

NOBO:No

Issuer paying for delivery to OBO:No

Meeting locationVancouver, BC

Notice and Access (NAA) Requirements:

NAA for Beneficial HoldersNo

Beneficial Holders Stratification Criteria:

Number of shares greater than:n/a

Holder Consent Type(s):n/a

Holder Provinces-Territories:n/a

NAA for Registered HoldersNo

Registered Holders Stratification Criteria:

Number of shares greater than:n/a

Holder Provinces-Territories:n/a

Yours truly,

“Kiriaki Smith”

Kiriaki Smith

CFO & Corporate Secretary

cc:Alberta Securities Commission    cc: P.E.I. Securities Commission

cc: Manitoba Securities Commission    cc: Quebec Securities Commission

cc: New Brunswick Securities Commission cc: Saskatchewan Securities Commission

cc: Nova Scotia Securities Commission    cc: Registrar of Securities – Northwest Territories

cc: Ontario Securities Commission    cc: Registrar of Securities – Yukon Territories

cc: Nunavut Securities Commission    cc: TSX Venture Exchange

cc: Newfoundland Securities Commission   cc: CDS Inc.

________________________________________________________________________

Suite 2300-1177 West Hastings Street, Vancouver, BC V6E 2K3

Tel: (778)968-1176